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PROSPECTUS                                    Filed Pursuant to Rule 424(b)(3)
                                              Reg. Statement No. 333-33612


                                MICROVISION, INC.

                         613,251 shares of Common Stock

         These shares of common stock are being offered and sold from time to time by certain of our shareholders. For information about these selling shareholders, you should refer to the section of this prospectus entitled "Selling Shareholders" on page 4.

         The selling shareholders may sell the shares from time to time at fixed prices, market prices, prices computed with formulas based on market prices, or at negotiated prices, and may engage a broker or dealer to sell the shares. For additional information on the selling shareholders' possible methods of sale, you should refer to the section of this prospectus entitled "Plan of Distribution" on page 5. We will not receive any proceeds from the sale of the shares, but will bear the costs relating to the registration of the shares.

         Our common stock is traded on the Nasdaq National Market under the symbol "MVIS." On July 28, 2000, the closing price for our common stock was $36.31 per share.

                         -------------------------------

         THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" INCLUDED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999 AND OUR OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN DETERMINING WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED THE SHARES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                  The date of this Prospectus is July 31, 2000.


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                                TABLE OF CONTENTS


        SECTION                                             PAGE
        -------                                             -----
        Our Business ......................................    3
        Selling Shareholders ..............................    4
        Plan of Distribution ..............................    5
        Experts ...........................................    7
        Limitation of Liability and Indemnification .......    7
        Information Incorporated by Reference .............    7
        Available Information .............................    8



         You should rely only on information contained or incorporated by reference in this prospectus. See "Information Incorporated by Reference" on page 7. Neither Microvision nor the selling shareholders has authorized any other person to provide you with information different from that contained in this prospectus.

         The shares of common stock are not being offered in any jurisdiction where the offering is not permitted.

         The information contained in this prospectus is correct only as of the date on the cover, regardless of the date this prospectus was delivered to you or the date on which you acquired any of the shares.


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                                  OUR BUSINESS

         Microvision develops information display and related technologies that allow electronically generated images and information to be projected to a viewer's eye. We have developed prototype Retinal Scanning Display (RSD) technology devices, including portable color and monochrome versions and a full color table-top version, are currently refining and developing our RSD technology for defense and commercial applications, and expect to commercialize our technology through the development of products and as a supplier of personal display technology to original equipment manufacturers. We believe that our RSD technology will be useful in a variety of applications, including portable communications and visual simulation for defense, medical, industrial and entertainment that include applications requiring the superimposing of images on the user's field of vision. We expect that our RSD technology will allow for the production of highly miniaturized, lightweight, battery-operated displays that can be held or worn comfortably. Our scanning technology also may be applied to the capturing of images, in such products as digital cameras or bar code readers. We may expend funds in evaluating and developing solutions for possible future products involving this application.

         Our objective is to be a leading provider of personal display products and imaging technology in a broad range of professional and consumer applications. We intend to achieve this objective and to generate revenues through a combination of the following activities: the licensing of technology to original equipment manufacturers of electronics products; the provision of engineering services associated with cooperative development arrangements and research contracts; and the manufacture and sale of high-performance personal display products to professional users, directly or through joint ventures.

         Microvision was incorporated in 1993. Our principal executive offices are located at 19910 North Creek Parkway, Bothell, WA 98011-3008, and our telephone number is (425) 415-6847.


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                              SELLING SHAREHOLDERS


         On February 17, 1999, Thomas Furness acquired 25,000 shares of our common stock in connection with our acquisition of a license. On April 1, 1999, Josephthal & Co., Inc. acquired warrants to purchase 32,695 shares of our common stock. These warrants were issued to Josephthal in connection with financial advisory services provided to us. On July 14, 2000, Josephthal exercised warrants to purchase 4,000 shares of our common stock and distributed warrants to purchase an aggregate of 15,530 shares of our common stock to four of its employees and one other individual. Three of the transferees exercised warrants to purchase an aggregate of 8,270 shares of our common stock on July 14, 2000.

         On April 13, 2000 (the "Closing Date"), we issued and sold 250,000 shares of our common stock to each of Cree, Inc. ("Cree") and General Electric Pension Trust ("GEPT"). Pursuant to the stock purchase agreement among Microvision, Cree and GEPT, we were required to issue up to an additional 27,778 shares of common stock to each of Cree and GEPT if the volume weighted average closing price of our common stock, as reported on the Nasdaq National Market, during the twenty-five trading days immediately preceding the Closing Date (the "Market Price") was less than $50.00 per share. Although we registered the maximum number of shares issuable to Cree and GEPT under the terms of the stock purchase agreement in the registration statement of which this prospectus forms a part, we did not issue any additional shares under the stock purchase agreement because the Market Price exceeded $50.00 per share.

         Mr. Furness, Josephthal & Co., Inc., Cree and GEPT are referred to in this prospectus individually as a "selling shareholder" and collectively as the "selling shareholders." We are registering the selling shareholders' shares (including the shares issuable upon exercise of Josephthal's warrants) in the registration statement of which this prospectus forms a part.

         The following table sets forth certain information as of July 28, 2000, regarding the ownership of the common stock by the selling shareholders and as adjusted to give effect to the sale of the shares offered hereby.


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

                                                  Shares                                       Ownership After
                                               Beneficially         Shares Being        Offering if All Shares Offered
                                              Owned Prior to          Offered                  Hereby Are Sold
Selling Shareholder                              Offering
                                                                                            Shares           Percent
--------------------------------------------  -------------------- ------------------  ---------------  ------------
Thomas Furness                                    27,563               25,000              2,563              *
Josephthal & Co., Inc.                            17,165               17,165                0                *
Cree, Inc.                                        518,600             250,000             268,600            2.3
General Electric Pension Trust Mark               250,000             250,000                0                *
Brefka                                             4,495               4,495                 0                *
Jimmie Sundstrom                                   4,495               4,495                 0                *
Yogesh Popat                                       3,270               3,270                 0                *
William Relyea                                     1,635               1,635                 0                *
Elliot Schlam                                      1,635               1,635                 0                *
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

*  Less than one percent.

         Except for (i) Josephthal & Co., Inc., which makes a market in our common stock, and (ii) with respect to a technology joint development program undertaken by Cree and us, neither the selling shareholders nor the officers, directors or trustees thereof have held any positions or office or had any other material relationship with us or any of our affiliates within the past three years.

         In recognition of the fact that the selling shareholders may wish to be legally permitted to publicly resell the shares of our common stock when they deem appropriate, we agreed with the selling shareholders to file with the Securities and Exchange Commission, under the Securities Act, a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the shares, and to prepare and file such amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the shares are no longer required to be registered for sale by the selling shareholders.

                              PLAN OF DISTRIBUTION

         We are registering the shares covered by this prospectus for the selling shareholders. As used in this prospectus, "selling shareholders" includes the pledgees, donees, transferees or others who may later hold the selling shareholders' interest. We will pay the costs and fees of registering the shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares. Microvision and the selling shareholders each have agreed to indemnify the other against certain liabilities, including liabilities arising under the Securities Act, that relate to statements or omissions in the registration statement of which this prospectus forms a part.


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        The selling shareholders may sell the shares in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. In addition, the selling shareholders may sell some or all of their shares through:

     - a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

     - purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

     - ordinary brokerage transactions and transactions in which a broker solicits purchases.

         When selling the shares, the selling shareholders may enter into hedging transactions. For example, the selling shareholders may:

     - enter into transactions involving short sales of the shares by broker-dealers;

     - sell shares short themselves and redeliver such shares to close out their short positions;

     - enter into option or other types of transactions that require the selling shareholders to deliver shares to a broker-dealer, who will then resell or transfer the shares under this prospectus; or

     - loan or pledge the shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

         The selling shareholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling shareholders may allow other broker-dealers to participate in resales. However, the selling shareholders and any broker-dealers involved in the sale or resale of the shares may qualify as "underwriters" within the meaning of the Section 2(a)(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. If the selling shareholders qualifies as an "underwriter," it will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act.

         In addition to selling its shares under this prospectus, the selling shareholders may:

     - agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the shares, including liabilities arising under the Securities Act;


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     -   transfer its shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

     - sell its shares under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

         Upon notification by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing the material terms of the transaction. In addition, we will file a supplement to this prospectus if a selling shareholder notifies us that a donee or pledgee intends to sell more than 500 shares.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Microvision, Inc., for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                   LIMITATION OF LIABILITY AND INDEMNIFICATION

         Our Amended and Restated Articles of Incorporation provide that, to the fullest extent permitted by the Washington Business Corporation Act, our directors will not be liable for monetary damages to us or our shareholders, excluding, however, liability for acts or omissions involving intentional misconduct or knowing violations of law, illegal distributions or transactions from which the director receives benefits to which the director is not legally entitled. Our Amended and Restated Bylaws authorize us to indemnify our directors, officers, employees and agents to the fullest extent permitted by applicable law, except for any legal proceeding that is initiated by such directors, officers, employees or agents without authorization of the Board of Directors.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the SEC's opinion, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" our public filings into this prospectus, which means that information included in those documents is considered part of this


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prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders have sold all the shares.

         The following documents filed with the SEC are incorporated by reference in this prospectus:

          (1)  Annual Report on Form 10-K for the year ended December 31, 1999;

          (2) Quarterly Report on Form 10-Q for the quarter ended March 31, 2000; and

          (2) The description of our common stock set forth in Amendment No. 1 to our Registration Statement on Form SB-2 (Registration No. 33-5276-LA), including any amendment or report filed for the purpose of updating such description, as incorporated by reference in our Registration Statement on Form 8-A (Registration No. 0-21221).

         We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. You should direct any requests for documents to Investor Relations, Microvision, Inc., 19910 North Creek Parkway, Bothell, WA 98011-3008, telephone (425) 415-6847.

         The information relating to the Company contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents.

                              AVAILABLE INFORMATION

         This prospectus is part of a Registration Statement on Form S-3 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with SEC rules.

         We file annual, quarterly and special reports and other information with the SEC. You may read and copy the Registration Statement and any other document that we file at the SEC's public reference rooms located at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.


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         Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance you should refer to the copy of such contract or other document filed as an exhibit to the Registration Statement.



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